     As filed with the Securities and Exchange Commission on August 1, 2000
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                 SCHEDULE TO-T/A
                             TENDER OFFER STATEMENT
                                      UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. 5 - FINAL AMENDMENT)*

                                -----------------

                            CENTRAL NEWSPAPERS, INC.
                       (Name of Subject Company (Issuer))

                       PACIFIC AND SOUTHERN INDIANA CORP.
                                GANNETT CO., INC.
                      (Names of Filing Persons (Offerors))

                       CLASS A COMMON STOCK, NO PAR VALUE;
                       CLASS B COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   154647101;
                                    154647200
                     (CUSIP NUMBERS OF CLASS OF SECURITIES)

                             THOMAS L. CHAPPLE, ESQ.
                               GANNETT CO. , INC.
                              1100 WILSON BOULEVARD
                            ARLINGTON, VIRGINIA 22234
                                 (703) 284-6961
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications
                          on Behalf Of Filing Persons)

                                ----------------
                                    Copy to:
                          RICHARD F. LANGAN, JR., ESQ.
                             JOHN C. PARTIGAN, ESQ.
                                NIXON PEABODY LLP
                             401 NINTH STREET, N.W.
                              WASHINGTON, DC 20004
                                 (202) 585-8000

                                -----------------

                            CALCULATION OF FILING FEE

===================================================================================================================
                       TRANSACTION VALUATION                                         AMOUNT OF FILING FEES
                          $2,649,136,448                                                  $529,827.29*
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


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: $529,827.29                              Filing Party: Gannett Co., Inc.
       Form or Registration No.: Schedule TO; File No. 5-40711          Date Filed:  July 3, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates: [X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Amendment No. 5, the final amendment (this "Amendment"), amends and supplements the Tender Offer Statement on Schedule TO filed by Pacific and Southern Indiana Corp., an Indiana corporation ("Purchaser"), and Gannett Co., Inc., a Delaware corporation ("Parent" or "Gannett"), as amended by Amendment No. 1 to the Schedule TO filed by Purchaser and Parent on July 14, 2000, Amendment No. 2 to the Schedule TO filed by Purchaser and Parent on July 17, 2000, Amendment No. 3 to the Schedule TO filed by Purchaser and Parent on July 21, 2000 and Amendment No. 4 to the Schedule TO filed by Purchaser and Parent on July 24, 2000 (collectively, the "Schedule TO") relating to the offer to purchase for cash any and all outstanding shares of Class A Common Stock and Class B Common Stock (collectively, "Company Stock") of Central Newspapers, Inc., an Indiana corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal filed as Exhibit (a)(2) thereto (which, together with the Offer to Purchase, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule TO, including the Offer to Purchase.

ITEMS 1 -11.

         Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

         The Offer expired at 12:00 midnight, New York City time, on Monday, July 31, 2000. Pursuant to the Offer, based upon a preliminary report from the Depositary, Purchaser accepted for payment 32,090,131 shares of Class A Stock, representing approximately 98.1% of the outstanding Class A Stock (including 1,714,815 shares of Class A Stock tendered pursuant to guaranteed delivery) and 55,284,735 shares of Class B Stock, representing approximately 99.9% of the outstanding Class B Stock (including 49,990 shares of Class B Stock tendered pursuant to guaranteed delivery). On August 1, 2000, Parent issued a press release announcing the expiration of the tender offer and acceptance for payment of such tendered Company Stock and Purchaser's intention to acquire the remaining shares of Company Stock through a cash merger, expected to be completed shortly.

         The full text of the August 1, 2000 press release is attached as Exhibit (a)(10) hereto and incorporated herein by reference.

ITEM 12. EXHIBITS.

       (a)(10)  Press release issued by Gannett Co., Inc., dated August 1, 2000.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PACIFIC AND SOUTHERN INDIANA CORP.

                                    By:        /s/ Thomas L. Chapple
                                       -----------------------------------
                                         Name:  Thomas L. Chapple
                                         Title: Vice President

                                    GANNETT CO., INC.

                                    By:        /s/ Thomas L. Chapple
                                       -----------------------------------
                                         Name:  Thomas L. Chapple
                                         Title: Senior Vice President

Dated:  August 1, 2000

                                  EXHIBIT INDEX

    (a)(10) Press release issued by Gannett Co., Inc., dated August 1, 2000.